Mail Room 4561

December 21, 2006

Robert C. Ogden
Chief Financial Officer
SAN Holdings, Inc.
9800 Pyramid Court Suite 130
Englewood, CO 80112

Re: SAN Holdings, Inc.
Amendment No. 1 to Form S-1
Filed on December 4, 2006
File No. 333-137207

Form 10-K for the fiscal year ended December 31, 2005
Forms 10-Q for the fiscal periods ended March 31, June 30 and
September 30, 2006, as amended
File No. 0-16423

Dear Mr. Ogden:

We have reviewed your responses and have the following comment.

<u>General</u>

1.   We note your disclosure that you amended the 2006 private placement transaction on November 22, 2006 with substantially all of the investors in that transaction to, among other things, limit the liquidated damages payable to those investors under the registration rights agreement, to deliver an unsecured promissory note to each investor relating to the liquidated damages assessed pursuant to the amendment, to reduce the exercise price of the warrants from $0.50 to $0.20 per share. Having renegotiated the terms of part of the private placement transaction after you filed the registration statement, it does not appear that you can rely on Rule 152 to separate the issuance and resale transactions, which are occurring simultaneously. Please advise.

As appropriate, please amend your filing in response to our comment. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or Anne Nguyen Parker, Branch Chief at 202-551-3611. If you still require further assistance, please contact the undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 303-292-7799
        Joshua M. Kerstein, Esq.
        Kutak Rock LLP